

04033524

2 5

FORM 11-K

FOR ANNUAL PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-14770

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i)   Statement of Net Assets Available for Benefits as of December 31, 2003, and December 31, 2002, and

(ii)   Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2003.

The Plan Financial Statements and Additional Information as of December 31, 2003 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1   Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc.
Profit Sharing Plan for Puerto Rico Associates

By:

_____   June 24, 2004
Jay A. Lentz, Chairman Retirement Committee

_____   June 24, 2004
Michael J. Massey, Member Retirement Committee

_____   June 24, 2004
Ullrich E. Porzig, Member Retirement Committee

_____   June 24, 2004
Betty J. Click, Member Retirement Committee

_____   June 24, 2004
Douglas G. Boessen, Member Retirement Committee

EXHIBIT A

Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental Schedule as of December 31, 2003, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2004
Kansas City, Missouri

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments (Note 3)	$ 1,598,698	$ 1,324,761
Receivables:		
Employer contributions		78,971
Employee contributions	9,693	5,166
Total assets	1,608,391	1,408,898
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,608,391	$ 1,408,898

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

	2003
ADDITIONS:	
Investment income:	
Interest	$ 9,944
Dividends	3,843
Net appreciation in fair value of investments	52,384
Contributions:	
Employee contributions	250,837
Total additions	317,008
DEDUCTIONS -	
Benefits paid to participants	117,515
Total deductions	117,515
INCREASE IN NET ASSETS	199,493
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	1,408,898
End of year	$1,608,391

See notes to financial statements.

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN FOR PUERTO RICO ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003

1. **PLAN DESCRIPTION**

The following description of the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource of Puerto Rico, Inc. ("Payless" or the "Company") who have completed one year of service and attained the age of 21. Effective April 30, 2002, a full-time associate, as defined by the Plan, shall be eligible to make contributions following the completion of 90 days of employment by the Company and attaining the age of 21 and have to complete one year of service to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. American Express Trust Company serves as the custodian of the Plan and Banco Popular serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 15% of their pay, as defined in the Plan. This percentage is subject to change from time-to-time under applicable Puerto Rico law. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. The Company matching contribution is discretionary and is currently 2½% of Company net profits, as defined by the Plan. The Company matching contribution is allocated in proportion to each participant's contribution up to a total of 5% of participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, six mutual funds and a Company stock fund for participants.

- 4 -

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Effective August 1, 1997, participants are vested in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2003 and 2002, forfeited nonvested accounts totaled $2,373 and $2,082, respectively. Forfeitures are used to: 1) restore any amounts previously forfeited from rehired participant accounts, and 2) the balance, if any, shall be added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. Also, for Plan year 2003, no forfeited nonvested accounts were utilized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investments in the common/collective trust funds and the company stock fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by

dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. **INVESTMENTS**

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows.

| | December 31, | |
	2003	2002
AET Income Fund II	$ 971,454	$ 802,855
Participant Loans	172,586	170,979
AET Equity Index Fund I	159,410	98,004
Payless Common Stock Fund	135,205	151,941

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $52,384 as follows:

Common / Collective Trust Funds	$ 67,605
Mutual Funds	18,392
Common Stock	(33,613)
	$ 52,384

5. **RELATED-PARTY TRANSACTIONS**

Certain Plan investments are units of common/collective trust funds managed by American Express Trust Company. American Express Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in units of a company stock fund that invests in shares of Payless Stock. Payless is the Plan sponsor, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

6. **PLAN TERMINATION**

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7. FEDERAL INCOME TAX STATUS

The Puerto Rico Treasury Department has determined and informed the Company by a letter dated January 29, 2002, that the Plan and related trust are designed in accordance with applicable regulations of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PRIRC.

* * * * * *

PAYLESS SHOESOURCE, INC. PROFIT SHARING PLAN
FOR PUERTO RICO ASSOCIATES

**FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES AT THE END OF YEAR
DECEMBER 31, 2003**

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	AET Income Fund II	Common/Collective Trust Fund 40,757 shares	$ 971,454
*	AET Equity Index Fund I	Common/Collective Trust Fund 4,729 shares	159,410
	PIMCO Total Return Fund	Mutual Fund 6,609 shares	70,783
	Brown Capital Management Small Company Fund	Mutual Fund 139 shares	4,162
	AXP New Dimensions Fund	Mutual Fund 839 shares	20,037
	Davis New York Venture Fund Class A	Mutual Fund 523 shares	14,394
	AXP Equity Select Fund Class Y	Mutual Fund 1,759 shares	21,190
	Janus Overseas Fund	Mutual Fund 1,158 shares	23,915
	Templeton Foreign Fund Class A	Mutual Fund 229 shares	2,439
	PIMCO NFJ Small-Cap Value Fund	Mutual Fund 9 shares	237
	Oakmark Equity and Income Fund Class I	Mutual Fund 131 shares	2,886
*	Payless Common Stock Fund	Company Stock Fund 17,771 units	135,205
*	Participant Loans	Participant loans (maturity dates through November 2009 at interest rates from 5.0% to 10.5%)	172,586
			$ 1,598,698

* Represents party-in-interest to the Plan.

EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 15, 2004, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates for the year ended December 31, 2003.

Deloitte & Touche LLP

Kansas City, Missouri
June 23, 2004